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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    Form 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                         For the month of September 2002


                                   AEGON N.V.


                 (Translation of registrant's name into English)



                                  AEGONplein 50
                                2591 TV The Hague
                                 The Netherlands

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F X                             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby frunishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                     No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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The financial statements, notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion") of AEGON N.V. listed below are attached hereto as Exhibit A. Such financial statements and Management's Discussion are incorporated by reference herein and in AEGON's Registration Statements under the Securities Act of 1933 on Form F-3 (Nos 33-27604, 33-80246, 333-11458 and 333-71438) and on Form S-8 (Nos 33-53892,
33-53894, 33-89814, 333-7040, 333-8500, 333-10766, 333-12448 333-83435, and
333-84228).

Item 1: Financial Statements

Condensed Consolidated Balance Sheets in Accordance with Dutch Accounting Principles at June 30, 2002 and December 31, 2001

Condensed Consolidated Income Statements in Accordance with Dutch Accounting Principles for the six months ended June 30, 2002 and June 30, 2001

Condensed Consolidated Cash Flow Statements in Accordance with Dutch Accounting Principles for the six months ended June 30, 2002 and June 30, 2001

Notes to the Condensed Consolidated Financial Statements

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     AEGON N.V.
                                     -----------
                                     (Registrant)


Date: September 26, 2002

                                     /s/ Ruurd A. van den Berg
                                     -------------------------
                                     Ruurd A. van den Berg
                                     Senior Vice President Finance & Information